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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

West Pharmaceutical Services, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.00% CONVERTIBLE JUNIOR SUBORDINATED DEBENTURES DUE 2047
(Title of Class of Securities)

955306 AA 3
(CUSIP Number of Class of Securities)

John R. Gailey III, Esq.
Vice President, General Counsel and Secretary
West Pharmaceutical Services, Inc.
101 Gordon Drive
Lionville, PA 19341
(610) 594-2900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Kelly Tubman Hardy, Esq.
Christopher C. Paci, Esq.
Michael J. Stein, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000

 CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)

$172,238,135	$19,738.49

(*)
Determined in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that all 4.00% Convertible Junior Subordinated Debentures Due 2047 (the "Debentures") of West Pharmaceutical Services, Inc. (the "Company") outstanding as of May 7, 2012 will be purchased pursuant to the Offer at the maximum purchase price of $1,066.49 in cash per $1,000 principal amount of Debentures. As of May 7, 2012, there was $161,500,000 aggregate principal amount of Debentures outstanding.

(**)
The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act, by multiplying the Transaction Valuation by 0.00011460.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed with the Securities and Exchange Commission (the "SEC") by West Pharmaceutical Services, Inc., a Pennsylvania corporation (the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the Company's offer to purchase for cash any and all of its outstanding 4.00% Convertible Junior Subordinated Debentures Due 2047 (the "Debentures") upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated May 8, 2012 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"), each of which is attached as an exhibit to this Schedule TO. The Offer will expire at 12:00 midnight, New York City time, on June 5, 2012, unless the Offer is extended or earlier terminated by the Company (such date, as it may be extended by the Company, the "Expiration Time").

        Upon the terms and subject to the conditions of the Offer, holders of Debentures who validly tender and do not properly withdraw their Debentures prior to the Expiration Time, will receive, for each $1,000 principal amount of such Debentures, a cash purchase price (the "Purchase Price") equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) multiplied by 14.0701 plus (ii) a fixed cash amount of $390.56, provided that in no event will the Purchase Price be less than $943.51 or more than $1,066.49 per $1,000 principal amount of such Debentures. In addition, holders will receive, in respect of their Debentures that are accepted for purchase, accrued and unpaid interest on such Debentures up to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.

        Information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.    Summary Term Sheet

        The information set forth in the Offer to Purchase in the section entitled "Summary Terms of the Offer" is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)    Name and Address.    The issuer is West Pharmaceutical Services, Inc., a Pennsylvania corporation. The address of the Company's principal executive office is 101 Gordon Drive, Lionville, PA 19341. The Company's telephone number at that address is (610) 594-2900.

        (b)    Securities.    The subject securities are the Company's 4.00% Convertible Junior Subordinated Debentures Due 2047. As of May 7, 2012, the aggregate principal amount of the Debentures outstanding was $161,500,000.

        (c)    Trading Market and Price.    The information set forth in the Offer to Purchase in the section entitled "Price Range of the Debentures and Common Stock and Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a)    Name and Address.    The Company is both the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. As required by

Instruction C to Schedule TO, the following persons are the directors, executive officers and controlling persons of the Company.

Name	Position
Mark A. Buthman	Director
William F. Feehery	Director
Thomas W. Hofmann	Director
L. Robert Johnson	Director
Paula A. Johnson	Director
Douglas A. Michels	Director
John H. Weiland	Director
Anthony Welters	Director
Patrick J. Zenner	Director
Donald E. Morel, Jr.	Chairman and Chief Executive Officer
Michael A. Anderson	Vice President and Treasurer
Warwick Bedwell	President, Packaging Systems, Asia Pacific Region
William J. Federici	Vice President and Chief Financial Officer
John R Gailey III	Vice President, General Counsel and Secretary
Jeffrey C. Hunt	President, Packaging Systems Division
Heino Lennartz	President, Packaging Systems, Europe Region
Richard D. Luzzi	Vice President, Human Resources
Daniel Malone	Vice President and Corporate Controller
Donald A. McMillan	President, Pharmaceutical Packaging Systems Americas Region
John Paproski	President, Pharmaceutical Delivery Systems

        The address and telephone number of each director and executive officer is: c/o West Pharmaceutical Services, Inc., 101 Gordon Drive, Lionville, Pennsylvania 19341, and such person's telephone number is (610) 594-2900.

Item 4.    Terms of the Transaction.

        (a)   Material Terms.

          (1)   Tender Offers.

            (i)    The information set forth in the sections of the Offer to Purchase entitled "Summary Terms of the Offer" and "The Offer—Principal Amount of Debentures; Price" is incorporated herein by reference.

            (ii)   The information set forth in the sections of the Offer to Purchase entitled "Summary Terms of the Offer" and "The Offer—Principal Amount of Debentures; Price" is incorporated herein by reference.

            (iii)  The information set forth in the sections of the Offer to Purchase entitled "Summary Terms of the Offer" and "The Offer—Principal Amount of Debentures; Price" is incorporated herein by reference.

            (iv)  Not applicable.

            (v)   The information set forth in the section of the Offer to Purchase entitled "The Offer—Extension of the Offer; Termination; Amendment" is incorporated herein by reference.

            (vi)  The information set forth in the section of the Offer to Purchase entitled "The Offer—Withdrawal Rights" is incorporated herein by reference.

            (vii) The information set forth in the sections of the Offer to Purchase entitled "The Offer—Procedures for Tendering the Debentures" and "The Offer—Withdrawal Rights" is incorporated herein by reference.

            (viii)  The information set forth in the section of the Offer to Purchase entitled "The Offer—Purchase of the Debentures; Payment of Purchase Price" is incorporated herein by reference.

            (ix)  Not applicable.

            (x)   The information set forth in the section of the Offer to Purchase entitled "Purposes, Effects and Plans—Material Differences in the Rights of Holders of the Debentures as a Results of the Offer" is incorporated herein by reference.

            (xi)  The information set forth in the section of the Offer to Purchase entitled "Purposes, Effects and Plans—Accounting Treatment of Repurchases of the Debentures in the Offer" is incorporated herein by reference.

            (xii) The information set forth in the section of the Offer to Purchase entitled "Purposes, Effects and Plans—Material United States Federal Income Tax Consequences" is incorporated herein by reference.

          (2)   Merger or Similar Transactions. Not applicable.

        (b)    Purchases.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Security Ownership" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (a)   Agreements Involving the Subject Company's Securities.

        The Company has entered into the following agreements relating to the Debentures:

          1.     Indenture, dated as of March 14, 2007, between the Company and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2007)

          2.     Supplemental Indenture, dated as of March 14, 2007, between the Company and U.S. Bank National Association, dated March 14, 2007 (including Form of Debenture) (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2007).

        A description of the material provisions of the foregoing agreements is set forth in the Company's Current Report on Form 8-K filed with the SEC on March 14, 2007.

        The Company has entered into the following agreements relating to its capital stock:

          1.     1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective as of April 27, 1999 (now terminated) (incorporated herein by reference from Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

          2.     Amendment No. 1 to 1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective October 30, 2001 (incorporated herein by reference to Exhibit (10)(f) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

          3.     Form of Second Amended and Restated Change-in-Control Agreement between the Company and certain of its executive officers dated as of March 25, 2000 (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q report for the quarter ended March 31, 2000).

          4.     Form of Amendment No. 1 to Second Amended and Restated Change-in-Control Agreement dated as of May 1, 2001 between the Company and certain of its executive officers (incorporated herein by reference to Exhibit (10)(k)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

          5.     Form of Amendment No. 2 to Second Amended and Restated Change-in-Control Agreement between the Company and certain of its executive officers, dated as of various dates in December 2008 (incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

          6.     Schedule of agreements with executive officers (incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

          7.     Change-in-Control Agreement, dated as of January 21, 2011, between the Company and Jeffrey C. Hunt. (incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as amended).

          8.     Non-Competition Agreement, dated as of October 5, 1994, between the Company and Steven A. Ellers (incorporated herein by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

          9.     Employment Agreement, dated as of April 30, 2002, between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

          10.   Amendment No. 1 to the Employment Agreement between the Company and Donald E. Morel, Jr., dated as of December 19, 2008 (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

          11.   Non-Qualified Stock Option Agreement, dated as of April 30, 2002 between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit (10)(d) to the Company's 10-Q report for the quarter ended September 30, 2002).

          12.   Indemnification Agreement, dated as of January 5, 2009 between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 6, 2009).

          13.   Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

          14.   Non-Qualified Deferred Compensation Plan for Designated Employees, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

          15.   Deferred Compensation Plan for Outside Directors, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

          16.   1998 Key Employee Incentive Compensation Plan, dated March 10, 1998 (now terminated) (incorporated herein by reference to Exhibit (10)(y) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

          17.   Amendment No. 1 to 1998 Key Employees Incentive Compensation Plan, effective October 30, 2001 (incorporated herein by reference to Exhibit (10)(s) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

          18.   West Pharmaceutical Services, Inc. 2011 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 6, 2011).

          19.   Omnibus Incentive Compensation Plan effective as of May 1, 2007 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2007).

          20.   Stock-Based Compensation Plan (now terminated) (incorporated herein by reference to Appendix B to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders filed with the SEC on March 31, 2004).

          21.   Form of Director 2004 Non-Qualified Stock Option Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit (10)(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

          22.   Form of Director 2004 Stock Unit Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

          23.   Form of Executive 2005 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

          24.   Form of Director 2005 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

          25.   Form of Director 2005 Stock Unit Share Award Notice (incorporation herein by reference to Exhibit (10)(d) the Company's 10-Q report for the quarter ended September 30, 2005).

          26.   Form of Executive 2006 Bonus and Incentive Share Award (incorporation herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

          27.   Form of Executive 2006 Non-Qualified Stock Option Award (incorporation herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

          28.   Form of 2006 Performance-Vesting Restricted ("PVR") Share Award (incorporation herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

          29.   Form of Director 2006 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

          30.   Form of Director 2006 Stock Unit Award Notice is incorporated by reference from the Company's 10-Q report for the quarter ended June 30, 2006 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

          31.   Form of 2007 Bonus and Incentive Share Award, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

          32.   Form of 2007 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to

  Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

          33.   Form of Director 2007 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

          34.   Form of 2008 Bonus and Incentive Share Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

          35.   Form of 2008 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).

          36.   Form of Director 2008 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

          37.   Form of 2009 Supplemental Long-Term Incentive Award (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).

        A description of the material provisions of the foregoing agreements is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 29, 2012, as amended on March 1, 2012, or the Company's proxy statement for its 2012 annual meeting of shareholders filed with the SEC on March 21, 2012.

Item 6.    Purposes of the Transactions and Plans or Proposals.

        (a)   The information set forth in the Offer to Purchase in the section entitled "Purposes, Effects and Plans—Purposes of the Offer" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase in the section entitled "Purposes, Effects and Plans—Retirement and Cancellation" is incorporated herein by reference.

        (c)(1)  None.

        (c)(2)  None.

        (c)(3)  The information set forth in the Offer to Purchase in the section entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (c)(4)  None.

        (c)(5)  None.

        (c)(6)  None.

        (c)(7)  None.

        (c)(8)  None.

        (c)(9)  The Company has outstanding various compensatory plans, arrangements and agreements with its employees, including its executive officers and directors, pursuant to which equity awards are made from time to time in the ordinary course. The Company's compensatory plans, arrangements and agreements with its executive officers and directors are listed in Item 5(e) above, which is incorporated herein by reference.

        (c)(10)  None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Conditions of the Offer" is incorporated herein by reference.

        (d)    Borrowed Funds.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in the Securities of the Subject Company.

        (a)    Security Ownership.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Security Ownership" is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Offer to Purchase in the section entitled "The Offer—Security Ownership" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or the Company.

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase in the sections entitled "The Offer—Persons Employed in Connection with the Offer" and "The Offer—No Recommendation" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   Financial Information.

          1.     The financial statements set forth under Part II, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended, and the financial statements set forth under Part I, Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, are incorporated herein by reference.

          2.     The information set forth in the Offer to Purchase in the section entitled "Ratio of Earnings to Fixed Charges" is incorporated herein by reference.

          3.     The information set forth in the Offer to Purchase in the section entitled "Price Range of the Debentures and Common Stock and Dividends" is incorporated herein by reference.

        (b)   Pro Forma Information. Not applicable.

Item 11.    Additional Information.

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.

          1.     None.

          2.     None.

          3.     None.

          4.     None.

          5.     None.

        (b)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Material to be Filed as Exhibits.

(a)(1)(A)	Offer to Purchase dated May 8, 2012.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Press Release dated May 8, 2012.
(b)(1)
Credit Agreement, dated as of April 27, 2012, between the Company, certain of its subsidiaries, the lenders party thereto from time to time, PNC Bank, National Association, as Administrative Agent, Bank of America, N.A., Wells Fargo Bank, National Association, Citizens Bank of Pennsylvania and U.S. Bank, National Association, as Syndication Agents and PNC Capital Markets, LLC, as Sole Lead Arranger (incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 3, 2012).
(d)(1)
1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective as of April 27, 1999 (now terminated) (incorporated herein by reference from Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(d)(2)
Indenture, dated as of March 14, 2007, between the Company and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2007).
(d)(3)
Supplemental Indenture, dated as of March 14, 2007, between the Company and U.S. Bank National Association, dated March 14, 2007 (including Form of Debenture) (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2007).
(d)(4)
Amendment No. 1 to 1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective October 30, 2001 (incorporated herein by reference to Exhibit (10)(f) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(5)
Form of Second Amended and Restated Change-in-Control Agreement between the Company and certain of its executive officers dated as of March 25, 2000 (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q report for the quarter ended March 31, 2000).
(d)(6)
Form of Amendment No. 1 to Second Amended and Restated Change-in-Control Agreement dated as of May 1, 2001 between the Company and certain of its executive officers (incorporated herein by reference to Exhibit (10)(k)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(7)
Form of Amendment No. 2 to Second Amended and Restated Change-in-Control Agreement between the Company and certain of its executive officers, dated as of various dates in December 2008 (incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(8)	Schedule of agreements with executive officers (incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(9)
Change-in-Control Agreement, dated as of January 21, 2011, between the Company and Jeffrey C. Hunt. (incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as amended).

(d)(10)	Non-Competition Agreement, dated as of October 5, 1994, between the Company and Steven A. Ellers (incorporated herein by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).
(d)(11)
Employment Agreement, dated as of April 30, 2002, between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(d)(12)
Amendment No. 1 to the Employment Agreement between the Company and Donald E. Morel, Jr., dated as of December 19, 2008 (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(13)
Non-Qualified Stock Option Agreement, dated as of April 30, 2002 between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit (10)(d) to the Company's 10-Q report for the quarter ended September 30, 2002).
(d)(14)
Indemnification Agreement, dated as of January 5, 2009 between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 6, 2009).
(d)(15)
Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(16)
Non-Qualified Deferred Compensation Plan for Designated Employees, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(17)
Deferred Compensation Plan for Outside Directors, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(18)
1998 Key Employee Incentive Compensation Plan, dated March 10, 1998 (now terminated) (incorporated herein by reference to Exhibit (10)(y) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
(d)(19)
Amendment No. 1 to 1998 Key Employees Incentive Compensation Plan, effective October 30, 2001 (incorporated herein by reference to Exhibit (10)(s) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(20)	West Pharmaceutical Services, Inc. 2011 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 6, 2011).
(d)(21)	Omnibus Incentive Compensation Plan effective as of May 1, 2007 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2007).
(d)(22)
Stock-Based Compensation Plan (now terminated) (incorporated herein by reference to Appendix B to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders filed with the SEC on March 31, 2004).
(d)(23)
Form of Director 2004 Non-Qualified Stock Option Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit (10)(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

(d)(24)	Form of Director 2004 Stock Unit Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
(d)(25)
Form of Executive 2005 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
(d)(26)
Form of Director 2005 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
(d)(27)	Form of Director 2005 Stock Unit Share Award Notice (incorporation herein by reference to Exhibit (10)(d) the Company's 10-Q report for the quarter ended September 30, 2005).
(d)(28)	Form of Executive 2006 Bonus and Incentive Share Award (incorporation herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
(d)(29)	Form of Executive 2006 Non-Qualified Stock Option Award (incorporation herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
(d)(30)	Form of 2006 Performance-Vesting Restricted ("PVR") Share Award (incorporation herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
(d)(31)	Form of Director 2006 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(d)(32)
Form of Director 2006 Stock Unit Award Notice is incorporated by reference from the Company's 10-Q report for the quarter ended June 30, 2006 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(d)(33)
Form of 2007 Bonus and Incentive Share Award, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
(d)(34)
Form of 2007 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
(d)(35)
Form of Director 2007 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
(d)(36)
Form of 2008 Bonus and Incentive Share Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
(d)(37)
Form of 2008 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).

(d)(38)	Form of Director 2008 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(39)	Form of 2009 Supplemental Long-Term Incentive Award (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        (a)   Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2012.

By:	/s/ WILLIAM J. FEDERICI William J. Federici Vice President and Chief Financial Officer

 INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase dated May 8, 2012.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Press Release dated May 8, 2012.
(b)(1)
Credit Agreement, dated as of April 27, 2012, between the Company, certain of its subsidiaries, the lenders party thereto from time to time, PNC Bank, National Association, as Administrative Agent, Bank of America, N.A., Wells Fargo Bank, National Association, Citizens Bank of Pennsylvania and U.S. Bank, National Association, as Syndication Agents and PNC Capital Markets, LLC, as Sole Lead Arranger (incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 3, 2012).
(d)(1)
1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective as of April 27, 1999 (now terminated) (incorporated herein by reference from Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(d)(2)
Indenture, dated as of March 14, 2007, between the Company and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2007).
(d)(3)
Supplemental Indenture, dated as of March 14, 2007, between the Company and U.S. Bank National Association, dated March 14, 2007 (including Form of Debenture) (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2007).
(d)(4)
Amendment No. 1 to 1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective October 30, 2001 (incorporated herein by reference to Exhibit (10)(f) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(5)
Form of Second Amended and Restated Change-in-Control Agreement between the Company and certain of its executive officers dated as of March 25, 2000 (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q report for the quarter ended March 31, 2000).
(d)(6)
Form of Amendment No. 1 to Second Amended and Restated Change-in-Control Agreement dated as of May 1, 2001 between the Company and certain of its executive officers (incorporated herein by reference to Exhibit (10)(k)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(7)
Form of Amendment No. 2 to Second Amended and Restated Change-in-Control Agreement between the Company and certain of its executive officers, dated as of various dates in December 2008 (incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(8)	Schedule of agreements with executive officers (incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(9)
Change-in-Control Agreement, dated as of January 21, 2011, between the Company and Jeffrey C. Hunt. (incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as amended).
(d)(10)
Non-Competition Agreement, dated as of October 5, 1994, between the Company and Steven A. Ellers (incorporated herein by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

(d)(11)	Employment Agreement, dated as of April 30, 2002, between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(d)(12)
Amendment No. 1 to the Employment Agreement between the Company and Donald E. Morel, Jr., dated as of December 19, 2008 (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(13)
Non-Qualified Stock Option Agreement, dated as of April 30, 2002 between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit (10)(d) to the Company's 10-Q report for the quarter ended September 30, 2002).
(d)(14)
Indemnification Agreement, dated as of January 5, 2009 between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 6, 2009).
(d)(15)
Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(16)
Non-Qualified Deferred Compensation Plan for Designated Employees, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(17)
Deferred Compensation Plan for Outside Directors, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(18)
1998 Key Employee Incentive Compensation Plan, dated March 10, 1998 (now terminated) (incorporated herein by reference to Exhibit (10)(y) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
(d)(19)
Amendment No. 1 to 1998 Key Employees Incentive Compensation Plan, effective October 30, 2001 (incorporated herein by reference to Exhibit (10)(s) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(20)	West Pharmaceutical Services, Inc. 2011 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 6, 2011).
(d)(21)	Omnibus Incentive Compensation Plan effective as of May 1, 2007 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2007).
(d)(22)
Stock-Based Compensation Plan (now terminated) (incorporated herein by reference to Appendix B to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders filed with the SEC on March 31, 2004).
(d)(23)
Form of Director 2004 Non-Qualified Stock Option Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit (10)(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
(d)(24)
Form of Director 2004 Stock Unit Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
(d)(25)
Form of Executive 2005 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(26)	Form of Director 2005 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
(d)(27)	Form of Director 2005 Stock Unit Share Award Notice (incorporation herein by reference to Exhibit (10)(d) the Company's 10-Q report for the quarter ended September 30, 2005).
(d)(28)	Form of Executive 2006 Bonus and Incentive Share Award (incorporation herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
(d)(29)	Form of Executive 2006 Non-Qualified Stock Option Award (incorporation herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
(d)(30)	Form of 2006 Performance-Vesting Restricted ("PVR") Share Award (incorporation herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
(d)(31)	Form of Director 2006 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(d)(32)
Form of Director 2006 Stock Unit Award Notice is incorporated by reference from the Company's 10-Q report for the quarter ended June 30, 2006 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(d)(33)
Form of 2007 Bonus and Incentive Share Award, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
(d)(34)
Form of 2007 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
(d)(35)
Form of Director 2007 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
(d)(36)
Form of 2008 Bonus and Incentive Share Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
(d)(37)
Form of 2008 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).
(d)(38)
Form of Director 2008 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(39)	Form of 2009 Supplemental Long-Term Incentive Award (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
(g)	None.
(h)	None.

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CALCULATION OF FILING FEE
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction .
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transactions and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in the Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or the Company.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Material to be Filed as Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS